T. Rowe Price Tax-Free Income Fund, Inc.

The fund’s investment strategy has been revised as follows:

Income Fund invests primarily in long-term municipal securities. The fund’s weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager, a shorter weighted average maturity is in the best interest of the fund. Most investments are in investment-grade securities, which means their ratings are within the four highest credit categories (AAA, AA, A, BBB, or equivalent) as determined by a national rating organization or, if unrated, deemed to be of comparable quality by T. Rowe Price. The fund may invest up to 5% of total assets in below investment-grade securities, including those with the lowest rating or, if unrated, believed by T. Rowe Price to be noninvestment grade.